UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the quarterly period ended December 31, 2009

Commission File Number 0-28564

QIAGEN N.V.

(Translation of registrant’s name into English)

Spoorstraat 50

5911 KJ Venlo

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

QIAGEN N.V.

Form 6-K

2

OTHER INFORMATION

On February 8, 2010, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter and fiscal year ended December 31, 2009. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.

The non-GAAP financial measures used in this press release are non-GAAP operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude costs related to amortization of acquired intangible assets, impairment losses, share-based payment expenses, acquisition, integration and restructuring expenses, including inventory fair value adjustments related to business acquisitions, as well as non-recurring charges or income. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.

We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.

We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/S/ ROLAND SACKERS
Roland Sackers
Chief Financial Officer

Date: February 9, 2010

4

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated February 8, 2010

5

Exhibit 99.1

Contacts:

Roland Sackers Chief Financial Officer QIAGEN N.V. e-mail: roland.sackers@qiagen.com

Dr. Solveigh Mähler

Director Investor Relations

QIAGEN N.V.

+49 2103 29 11710

e-mail: solveigh.maehler@qiagen.com

Albert F. Fleury

Associate Director Investor Relations North America

QIAGEN N.V.

+1 301 944 7028

e-mail: albert.fleury@qiagen.com

QIAGEN Reports Strong Fourth Quarter and Fiscal 2009 Results

Fiscal 2009 Net Sales Exceed $1 Billion

Venlo, The Netherlands, February 8, 2010 - QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) today announced the results of operations for the fourth quarter and the fiscal year ended December 31, 2009.

The reported net sales for the fourth quarter 2009 exceeded the guidance and reported net sales and adjusted earnings per share for fiscal year 2009 were at the high end of company’s expectations provided by the Company on November 9, 2009. Reported net sales for fiscal 2009 exceeded US$1 billion for the first time in the Company’s history.

Fourth Quarter 2009 Results

QIAGEN’s Fourth Quarter 2009

in US$ millions, except per share information	Q4 2009	Q4 2008	Growth

Net sales	289.1	237.2	22%
Net sales at constant exchange rates	272.1	237.2	15%
Operating income, adjusted	83.4	66.6	25%
Net income, adjusted	57.6	43.7	32%
EPS, adjusted (US$)	0.24	0.22	9%

For information on the adjusted figures, please refer to the reconciliation table accompanying this release.

The Company reported that consolidated net sales for its fourth quarter 2009 increased 22% to $289.1 million from $237.2 million in the same quarter of 2008. Excluding the favorable impact from foreign currency exchange rates, net sales for the fourth quarter 2009 would have increased 15% from the fourth quarter 2008. Reported operating income for the quarter increased 6% to $42.9 million from $40.4 million in the same quarter of 2008, and net income for the quarter increased 80% to $44.5 million from $24.7 million in the same quarter of 2008. Diluted earnings per share for the fourth quarter increased 50% to $0.18 in 2009 (based on 241.0 million weighted average shares and share equivalents outstanding) from $0.12 in 2008 (based on 202.0 million weighted average shares and share equivalents outstanding).

On an adjusted basis, fourth quarter operating income increased 25% to $83.4 million in 2009 from $66.6 million in 2008, and fourth quarter 2009 adjusted net income increased 32% to $57.6 million from $43.7 million in 2008. Adjusted diluted earnings per share increased to $0.24 in the fourth quarter 2009 from $0.22 in 2008.

Fiscal Year 2009 Results

QIAGEN’s Fiscal Year 2009

in US$ millions, except per share information	12M 2009	12M 2008	Growth

Net sales	1,009.8	893.0	13%
Net sales at constant exchange rates	1,038.6	893.0	16%
Operating income, adj.	296.1	252.7	17%
Net income, adj.	199.6	163.3	22%
EPS, adj. (US$)	0.93	0.80	16%

For information on the adjusted figures, please refer to the reconciliation table accompanying this release.

For the year ended December 31, 2009, net sales increased 13% to $1,009.8 million compared to $893.0 million in 2008. Excluding the unfavorable impact from foreign currency exchange rates, net sales for the fiscal year 2009 would have increased 16%. Operating income as reported for fiscal 2009 increased 24% to $180.2 million from $145.7 million in 2008. Net income increased 55% to $137.8 million from $89.0 million in 2008, and diluted earnings per share increased 45% to $0.64 in 2009 (based on 213.6 million weighted average shares and share equivalents outstanding) from $0.44 in 2008 (based on 204.3 million weighted average shares and share equivalents outstanding).

On an adjusted basis, operating income for the year ended December 31, 2009 increased 17% to $296.1 million in 2009 from $252.7 million in 2008, and adjusted net income increased 22% to $199.6 million from $163.3 million. Adjusted diluted earnings per share in fiscal 2009 increased 16% to $0.93 per share from $0.80 per share in 2008.

QIAGEN’s fourth quarter and fiscal year 2009 results include the results of operations from the Company’s recent acquisitions, the most significant of which were SABiosciences Corporation, acquired in December 2009, DxS Ltd., acquired in September 2009, and Corbett Life Sciences, acquired in July 2008. Reconciliations of reported results determined in accordance with generally accepted accounting principles (GAAP) to adjusted results are included in the tables accompanying this release.

“2009 was a very successful year for QIAGEN,” said Peer Schatz, QIAGEN’s Chief Executive Officer. “Net sales and adjusted net income demonstrated significant growth. Net sales grew 22% - significantly faster than the overall market growth. Strong growth in net sales and adjusted net income as well as an organic growth rate of 13% define the most successful year in the company’s history and drove revenues to surpass the $1 billion mark. The solid foundation of innovation-driven, organic growth also allows us to plan for strong growth in 2010 and beyond.

The largest revenue share we recorded for fiscal 2009 was in sales to customers in molecular diagnostics (approximately 47% of total revenues) followed by sales to customers in academia (approximately 26% of total revenues), in pharma (approximately 21% of total revenues) and in applied testing (approximately 6% of total revenues). Growth of our sales to customers in molecular diagnostics was fueled by strong sales of our profiling solutions (including our influenza and other infectious disease assays) as well as products addressing prevention (such as HPV screening and genotyping) and personalized healthcare testing. Sales to customers in the pharmaceutical and biotech industry conducting clinical development continued to experience solid growth during the fourth quarter, academic research markets continued to perform solidly and we are looking forward to the effect of the stimulus programs which are expected for 2010 and into 2011.

Our acquisition strategy remains focused, consistent and value-creating, providing complementary technologies, new commercial capabilities and geographic reach. For example, during 2009 we further strengthened our strong content engine for research and molecular diagnostics assays. In December 2009 we acquired SABiosciences and added a portfolio of PCR-based, pathway-focused panels that represent highly efficient solutions for pathway- and disease-biomarker discovery and development and diagnostics development. The acquisition of DxS Ltd. in September 2009 combined two leadership positions in companion diagnostics to create a very powerful leader in a transformational area of healthcare: personalized healthcare.

In addition we formed a very promising position in point of need testing. The acquisition of ESE GmbH in January 2010 added to QIAGEN’s instrumentation platform a portable, battery operated, “ultra-fast time to result”, analysis system. This platform can run QIAGEN assay technologies in formats suitable for point of need testing in healthcare and applied testing (e.g. veterinary, food, environmental, biodefense testing), and in all other settings, where a laboratory infrastructure is not accessible and low-throughput molecular testing and fast turnaround is required.

All three transactions contribute to key elements of our strategy to lead in molecular diagnostics-based prevention, profiling, personalized healthcare and point of need testing. With different platform technologies that address all needs in terms of throughput, flexibility in assay technologies, convenience in handling and efficiency in performance, an industry leading assays portfolio and a pipeline that provides us with an ongoing stream of new assays to launch, we are excellently positioned not only to participate from but also to shape current and future trends in molecular based testing and life science research.”

“QIAGEN experienced a successful fiscal year 2009 with reported revenues and adjusted earnings per share at the high end of our expectations,” said Roland Sackers, QIAGEN’s Chief Financial Officer. “Assuming constant exchange rates for both fiscal years revenue growth was 16% and was fueled by a strong organic growth of 13%, adjusted for the divesture of certain assets related to our activities in HLA diagnostics (transplantation diagnostics) in July 2009.

Our consumable products portfolio contributed 10% growth (13% at constant exchange rates) in fiscal year 2009 and our sales of instrumentation products recorded a growth rate of 37% (42% at constant exchange rates). Net sales in the Americas for fiscal year 2009 represented approximately 49% of our overall business and recorded a growth rate of 10% (12% at constant exchange rates) and European sales, which represent approximately 36% of our revenues, showed a growth rate of 11% (19% at constant exchange rates). Net sales in Asia remained strong, showing a growth rate of 39% (36% at constant exchange rates).”

Fiscal Year 2010 Guidance

Based on foreign currency exchange rates as of January 31, 2010, QIAGEN expects revenues between $1,120 and $1,170 million in 2010 with a growth rate of 11% to 16% when compared to 2009 and adjusted diluted earnings per share between $0.90 and $0.96 including a diluting effect of $0.02 following the DxS acquisition in September 2009. Based on foreign currency exchange rates as of November 9, 2009 (the date of the Company’s third quarter 2009 earnings conference call), revenue guidance for 2010 would have been approximately $35 million higher.

QIAGEN – Sample and Assay Technologies Highlights

•

QIAGEN established the QIAGENcares program to support regions in need for effective diagnostic testing solutions and announced the first two programs under this Corporate Social Responsibility program:

•

QIAGEN and the Chittaranjan National Cancer Institute (CNCI) formed a collaboration to establish the first large-scale cervical cancer screening program for women in Kolkata, India. The initiative will be conducted over 5 years and is expected to reach 50,000 women.

•	QIAGEN agreed to donate one million HPV tests over the run of this cancer screening program.

•

QIAGEN entered into an agreement to supply molecular sample and assay technologies for a new national, PCR-based blood screening program for HIV and Hepatitis C (HCV) in Brazil. QIAGEN will provide Bio-Manguinhos, the main provider of vaccines and diagnostics to the Brazilian Ministry of Health, with a significant volume of molecular testing solutions – sample and assay technologies, related instrumentation, operational know-how and training. The agreement is expected to run for five years and contains options for subsequent extensions.

•	QIAGEN significantly expanded its strategic position in molecular diagnostics:

•

QIAGEN acquired Explera s.r.l., a leading supplier in molecular diagnostics and personalized medicine in Italy. With this acquisition QIAGEN is doubling the size of its molecular diagnostics sales channel in Italy and is adding several activities in the area of personalized medicine and access to a suite of CE-IVD pyrosequencing assays.

•

QIAGEN acquired DxS Ltd., a developer and manufacturer of companion diagnostic products (CDx) for Personalized Healthcare (PHC). With this acquisition, QIAGEN has added to its own activities in CDx and taken a strong leadership position in the new era of PHC.

•

QIAGEN acquired SABiosciences. This transaction added to QIAGEN’s product offering a leading portfolio of PCR-based, disease and pathway-based panels that play key roles in biomedical research and the development of future drugs and diagnostics.

•

QIAGEN acquired ESE GmbH, a developer and manufacturer of portable, battery operated, “ultra-fast time to result”, multiplex UV and fluorescence optical measurement devices which enable low-throughput molecular testing in practices, emergency rooms, remote field areas, and other settings where a laboratory infrastructure is not accessible and fast turnaround is required.

•

QIAGEN launched 79 new products in the area of Sample & Assay Technologies including the PAXgene Blood miRNA kit for use in cancer, biomarker and miRNA research and the QIAamp Circulating Nucleic Acid kit for sample preparation in prenatal or other circulating nucleic acid research. In addition QIAGEN launched a number of assay technologies including two multiplexed, PCR-based CE-marked digene HPV Genotyping Tests, a next generation CE marked mutation profiling KRAS test as well as a BRAF test for use in cancer treatments and assay technologies for epigenetic methylation analysis based on pyrosequencing technology.

•

QIAGEN and Pfizer entered into an agreement to develop a companion diagnostic assay for PF-04948568 (CDX-110), an immunotherapy vaccine in development for the treatment of glioblastoma multiforme (GBM). Glioblastoma multiforme is the most common malignant primary brain tumor in adults and occurs in around 25,000 patients worldwide each year. Pfizer’s investigational drug PF-04948568 (CDX-110) is a peptide vaccine which targets the tumor-specific Epidermal Growth Factor Receptor variant III (EGFRvIII), a mutated form of the epidermal growth factor receptor that is only present in cancer cells and occurs in 25-40 percent of GBM tumors. The QIAGEN assay is designed to identify those patients whose tumors express the EGFRvIII mutation, allowing for the possibility of more targeted and personalized treatment.

•

QIAGEN acquired a global and exclusive license for biomarker PI3K from John Hopkins University and intends to develop PCR and real time-PCR assays for companion diagnostic use with certain cancer treatments. A number of studies suggest that mutations in the PI3K oncogene are indicative for successful antibody treatment of patients suffering from lung, breast and other cancers. The license includes all countries and allows QIAGEN to enter partnerships with pharmaceutical companies to develop and market tests for new cancer drug candidates.

Conference Call and Webcast Details

Detailed information on QIAGEN’s business and financial performance will be presented during its conference call on February 9, 2010 at 9:30am ET. The corresponding presentation slides will be available for download on the Company’s website at www.qiagen.com/goto/ConferenceCall. A webcast of the conference call will also be available at www.qiagen.com/goto/ConferenceCall.

Use of Adjusted Results

QIAGEN has regularly reported adjusted results to give additional insight into its financial performance as well as considered results on a constant currencies basis. Adjusted results should be considered in addition to the reported results prepared in accordance with generally accepted accounting principles, but should not be considered as a substitute. The Company believes certain items should be excluded from adjusted results when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and its own prior periods. Reconciliations of reported results to adjusted results are included in the tables accompanying this release.

About QIAGEN

QIAGEN N.V., a Netherlands holding company, is the leading global provider of sample and assay technologies. Sample technologies are used to isolate and process DNA, RNA and proteins from biological samples such as blood or tissue. Assay technologies are used to make these isolated biomolecules visible. QIAGEN has developed and markets more than 500 sample and assay products as well as automated solutions for such consumables. The Company provides its products to molecular diagnostics laboratories, academic researchers, pharmaceutical and biotechnology companies, and applied testing customers for purposes such as forensics, animal or food testing and pharmaceutical process control. QIAGEN’s assay technologies include one of the broadest panels of molecular diagnostic tests available worldwide. This panel includes the first FDA-approved test for human papillomavirus (HPV), the primary cause of cervical cancer. QIAGEN employs nearly 3,500 people in over 30 locations worldwide. Further information about QIAGEN can be found at http://www.qiagen.com/.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN’s products, markets, strategy or operating results, including without limitation expected operating results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between business segments, the commercial development of the applied testing markets, personal healthcare markets, clinical research markets and proteomics markets, women’s health/HPV testing markets, nucleic acid-based molecular diagnostics market, and genetic vaccination and gene therapy markets, changing relationships with customers, suppliers and strategic partners, competition, rapid or unexpected changes in technologies, fluctuations in demand for QIAGEN’s products (including fluctuations due to general economic conditions, the level and timing of customers’ funding, budgets, and other factors), our ability to obtain regulatory approval of our infectious disease panels, difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products, the ability of QIAGEN to identify and develop new products and to differentiate and protect its products from competitors’ products, market acceptance of QIAGEN’s new products and the integration of acquired technologies and businesses. For further information, refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

###

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

(in thousands, except per share data)	Three months ended December 31,
	2009	2008
Net sales	$289,077	$237,182
Cost of sales	100,965	79,731

Gross profit	188,112	157,451

Operating expenses:
Research and development	30,560	28,049
Sales and marketing	68,957	59,662
General and administrative, integration and other	39,723	25,265
Acquisition-related intangible amortization	5,933	3,884
Purchased in-process research and development	—	155

Total operating expenses	145,173	117,015

Income from operations	42,939	40,436

Other income (expense):
Interest income	980	2,121
Interest expense	(7,504)	(8,695)
Other income, net	12,996	2,311

Total other income (expense)	6,472	(4,263)

Income before provision for income taxes	49,411	36,173
Provision for income taxes	4,947	11,490

Net income attributable to QIAGEN N.V.	$44,464	$24,683

Weighted average number of diluted common shares	241,018	202,039

Diluted net income attributable to QIAGEN N.V. per common share	$0.18	$0.12

Diluted net income attributable to QIAGEN N.V. per common share, adjusted	$0.24	$0.22

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

(in thousands, except per share data)	Twelve months ended December 31,
	2009	2008
Net sales	$1,009,825	$892,975
Cost of sales	342,752	293,285

Gross profit	667,073	599,690

Operating expenses:
Research and development	107,900	97,331
Sales and marketing	244,814	227,408
General and administrative, integration and other	115,933	113,936
Acquisition-related intangible amortization	18,221	14,368
Purchased in-process research and development	—	985

Total operating expenses	486,868	454,028

Income from operations	180,205	145,662

Other income (expense):
Interest income	3,522	9,511
Interest expense	(29,641)	(37,527)
Other income, net	18,244	1,640

Total other expense	(7,875)	(26,376)

Income before provision for income taxes and noncontrolling interest	172,330	119,286
Provision for income taxes	34,563	29,762

Net income	137,767	89,524

Less: Noncontrolling interest	—	491

Net income attributable to QIAGEN N.V.	$137,767	$89,033

Weighted average number of diluted common shares	213,612	204,259

Diluted net income attributable to QIAGEN N.V. per common share	$0.64	$0.44

Diluted net income attributable to QIAGEN N.V. per common share, adjusted	$0.93	$0.80

QIAGEN N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except par value)	December 31, 2009	December 31, 2008
	(unaudited)
Assets

Current Assets:
Cash and cash equivalents	$825,557	$333,313
Short-term investments	40,000	—
Accounts receivable, net	193,737	158,440
Income taxes receivable	12,907	14,441
Inventories, net	130,851	108,563
Prepaid expenses and other	96,893	61,424
Deferred income taxes	33,525	27,374

Total current assets	1,333,470	703,555

Long-Term Assets:
Property, plant and equipment, net	317,467	289,672
Goodwill	1,337,064	1,152,105
Intangible assets, net	752,296	640,309
Deferred income taxes	26,387	73,766
Other assets	29,780	25,916

Total long-term assets	2,462,994	2,181,768

Total assets	$3,796,464	$2,885,323

Liabilities and Shareholders’ Equity

Current Liabilities:
Accounts payable	$43,775	$48,836
Accrued and other liabilities	248,699	163,513
Income taxes payable	10,727	14,288
Current portion of long-term debt	50,000	25,000
Current portion of capital lease obligations	3,417	2,984
Deferred income taxes	18,912	7,754

Total current liabilities	375,530	262,375

Long-Term Liabilities:
Long-term debt, net of current portion	870,000	920,000
Capital lease obligations, net of current portion	27,554	29,718
Deferred income taxes	212,690	212,589
Other	19,521	6,797

Total long-term liabilities	1,129,765	1,169,104

Shareholders’ Equity:
Common shares, EUR .01 par value:
Authorized—410,000 shares
Issued and outstanding—232,074 shares in 2009 and 197,839 shares in 2008	2,711	2,212
Additional paid-in-capital	1,622,733	958,665
Retained earnings	615,579	477,812
Accumulated other comprehensive income	50,146	15,155

Total QIAGEN N.V. shareholders’ equity	2,291,169	1,453,844

Total liabilities and shareholders’ equity	$3,796,464	$2,885,323

QIAGEN N.V.

RECONCILIATION OF REPORTED TO ADJUSTED FIGURES

(unaudited)

Three months ended December 31, 2009

(in millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	$289.1	$188.1	$42.9	$49.4	$(4.9)	$44.5	$0.18
Adjustments:
Business integration, acquisition related and restructuring costs	—	4.2	17.9	17.9	(6.3)	11.6	0.05
Purchased intangibles amortization	—	14.3	20.2	20.2	(7.5)	12.7	0.05
Share-based compensation	—	0.1	2.4	2.4	(0.7)	1.7	0.01
Income from Divestitures and other acquisition related income	—	—	—	(10.5)	(2.4)	(12.9)	(0.05)

Total adjustments	—	18.6	40.5	30.0	(16.9)	13.1	0.06

Adjusted results	$289.1	$206.7	$83.4	$79.4	$(21.8)	$57.6	$0.24

*	Using 241 Mio. diluted shares

Three months ended December 31, 2008

(in millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	$237.2	$157.5	$40.4	$36.2	$(11.5)	$24.7	$0.12
Adjustments:
Business integration, acquisition related and restructuring costs	—	1.0	5.8	5.8	(1.4)	4.4	0.03
Purchased in-process R&D	—	—	0.2	0.2	—	0.2	—
Purchased intangibles amortization	—	13.2	17.1	17.1	(4.9)	12.2	0.06
Share-based compensation	—	0.2	3.1	3.1	(0.9)	2.2	0.01

Total adjustments	—	14.4	26.2	26.2	(7.2)	19.0	0.10

Adjusted results	$237.2	$171.9	$66.6	$62.4	$(18.7)	$43.7	$0.22

*	Using 202 Mio. diluted shares

QIAGEN N.V.

RECONCILIATION OF REPORTED TO ADJUSTED FIGURES

(unaudited)

Twelve months ended December 31, 2009

(in millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	$1,009.8	$667.1	$180.2	$172.3	$(34.5)	$137.8	$0.64
Adjustments:
Business integration, acquisition related and restructuring costs	—	7.4	34.4	34.4	(11.3)	23.1	0.11
Purchased intangibles amortization	—	53.6	71.8	71.8	(25.6)	46.2	0.22
Share-based compensation	—	0.8	9.7	9.7	(2.9)	6.8	0.03
Income from Divestitures and other acquisition related income	—	—	—	(12.9)	(3.2)	(16.1)	(0.08)
Acquisition related write-off of prepaid expenses and other asset impairment	—	—	—	2.7	(0.9)	1.8	0.01

Total adjustments	—	61.8	115.9	105.7	(43.9)	61.8	0.29

Adjusted results	$1,009.8	$728.9	$296.1	$278.0	$(78.4)	$199.6	$0.93

*	Using 214 Mio. diluted shares

Twelve months ended December 31, 2008

(in millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	$893.0	$599.7	$145.7	$119.3	$(29.8)	$89.0	$0.44
Adjustments:
Business integration, acquisition related and restructuring costs	—	1.4	33.5	33.5	(11.2)	22.3	0.11
Purchased in-process R&D	—	—	1.0	1.0	—	1.0	0.01
Purchased intangibles amortization	—	48.7	63.1	63.1	(21.1)	42.0	0.20
Share-based compensation	—	1.0	9.4	9.4	(2.9)	6.5	0.03
Acquisition related impairment	—	—	—	4.0	(1.5)	2.5	0.01

Total adjustments	—	51.1	107.0	111.0	(36.7)	74.3	0.36

Adjusted results	$893.0	$650.8	$252.7	$230.3	$(66.5)	$163.3	$0.80

*	Using 205 Mio. diluted shares